Exhibit 99.1

Selected Financial Data.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, referred to in the following discussion as "SFAS 142." SFAS 142, which superceded Accounting Principles Board Opinion No. 17, *Intangible Assets*, addresses financial accounting and reporting for (1) intangible assets acquired individually or with a group of other assets (but not those acquired in a business combination) at acquisition and (2) goodwill and other intangible assets subsequent to their acquisition. SFAS 142 is required to be applied starting with fiscal years beginning after December 15, 2001. As previously disclosed in Kinder Morgan, Inc.'s Form 10-Q for the period ended March 31, 2002 as filed with the Securities and Exchange Commission on May 10, 2002, Kinder Morgan, Inc. adopted SFAS 142 effective January 1, 2002.

The following sets forth the Five-Year Review of Kinder Morgan, Inc. and subsidiaries as presented in Item 6 of Kinder Morgan, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001 as filed with the Securities and Exchange Commission on February 20, 2002. The footnotes to the Five-Year Review as presented in Kinder Morgan, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001 referred to "the accompanying Consolidated Financial Statements." The corresponding references in the footnotes included herein refer to the Consolidated Financial Statements included in Kinder Morgan, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001.

Five-Year Review
Kinder Morgan, Inc. and Subsidiaries

	Year Ended December 31,				
	2001	**2000**	**1999**[1]	**1998**[2]	**1997**
	(In thousands except per share amounts)				
Operating Revenues	$1,054,918	$2,679,722	$1,836,368	$1,660,259	$ 340,685
Gas Purchases and Other Costs of Sales	339,353	1,926,068	1,050,250	836,614	134,476
Gross Margin	715,565	753,654	786,118	823,645	206,209
Other Operating Expenses	331,246	358,511	490,416	427,953	128,059
Operating Income	384,319	395,143	295,702	395,692	78,150
Other Income and (Expenses)[3]	22,917	(87,977)	(81,151)	(172,787)	(21,039)
Income From Continuing Operations Before Income Taxes	407,236	307,166	214,551	222,905	57,111
Income Taxes	168,601	123,017	79,124	82,710	12,777
Income From Continuing Operations	238,635	184,149	135,427	140,195	44,334
Gain (Loss) From Discontinued Operations, Net of Tax	-	(31,734)	(395,319)	(77,984)	33,163
Income (Loss) Before Extraordinary Item	238,635	152,415	(259,892)	62,211	77,497
Extraordinary Item — Loss on Early Extinguishment of Debt, Net of Income Taxes	(13,565)	-	-	-	-
Net Income (Loss)	225,070	152,415	(259,892)	62,211	77,497
Less-Preferred Dividends	-	-	129	350	350
Less-Premium Paid on Preferred Stock Redemption	-	-	350	-	-
Earnings (Loss) Available for Common Stock	$ 225,070	$ 152,415	$ (260,371)	$ 61,861	$ 77,147
Basic Earnings (Loss) Per Common Share:					
Continuing Operations	$ 2.07	$ 1.62	$ 1.68	$ 2.19	$ 0.95
Discontinued Operations	-	(0.28)	(4.92)	(1.22)	0.71
Extraordinary Item — Loss on Early Extinguishment of Debt	(0.12)	-	-	-	-
Total Basic Earnings (Loss) Per Common Share	$ 1.95	$ 1.34	$ (3.24)	$ 0.97	$ 1.66
Number of Shares Used in Computing Basic Earnings (Loss) Per Common Share	115,243	114,063	80,284	64,021	46,589
Diluted Earnings (Loss) Per Common Share:					
Continuing Operations	$ 1.97	$ 1.61	$ 1.68	$ 2.17	$ 0.93
Discontinued Operations	-	(0.28)	(4.92)	(1.21)	0.70
Extraordinary Item — Loss on Early Extinguishment of Debt	(0.11)	-	-	-	-
Total Diluted Earnings (Loss) Per Common Share	$ 1.86	$ 1.33	$ (3.24)	$ 0.96	$ 1.63
Number of Shares Used in Computing Diluted Earnings (Loss) Per Common Share	121,326	115,030	80,358	64,636	47,307
Dividends Per Common Share	$ 0.20	$ 0.20	$ 0.65	$ 0.76	$ 0.73
Capital Expenditures[4]	$ 124,171	$ 85,654	$ 92,841	$ 120,881	$ 230,814

1 Reflects the acquisition of Kinder Morgan Delaware on October 7, 1999. See Note 3 of the Notes to Consolidated Financial Statement included in the Kinder Morgan, Inc. Annual Report on Form 10-K for the year ended December 31, 2001.
2 Reflects the acquisition of MidCon Corp. on January 30, 1998.
3 Includes significant impacts from sales of assets. See Note 1 (N) of the Notes to Consolidated Financial Statements included in the Kinder Morgan, Inc. Annual Report on Form 10-K for the year ended December 31, 2001.
4 Capital Expenditures shown are for continuing operations only.

Five-Year Review (Continued)
Kinder Morgan, Inc. and Subsidiaries

	As of December 31,									
	2001		2000		1999		1998		1997	
	(In thousands except per share amounts)									
Total Assets	$ 9,533,085		$ 8,386,989		$ 9,393,834		$ 9,623,779		$ 2,305,805	
Capitalization:										
Common Equity	$ 2,259,997	39%	$ 1,777,624	39%	$ 1,649,615	32%	$ 1,219,043	25%	$ 606,132	46%
Preferred Stock	-	-	-	-	-	-	7,000	-	7,000	-
Preferred Capital Trust Securities	275,000	5%	275,000	6%	275,000	5%	275,000	6%	100,000	8%
Minority Interests	817,513	14%	4,910	-	9,523	-	63,354	1%	47,303	4%
Long-term Debt	2,404,967	42%	2,478,983	55%	3,293,326	63%	3,300,025	68%	553,816	42%
Total Capitalization	$ 5,757,477	100%	$ 4,536,517	100%	$ 5,227,464	100%	$ 4,864,422	100%	$ 1,314,251	100%
Book Value Per Common Share	$ 18.24		$ 15.53		$ 14.64		$ 17.77		$ 12.63	

Had the provisions of SFAS 142 been in effect during the years presented above, goodwill amortization would have been eliminated, increasing net income and earnings per share as follows:

	Year Ended December 31,				
	2001	2000	1999	1998	1997
	(In thousands except per share amounts)				
Reported Income (Loss) Before Extraordinary Item	$ 238,635	$ 152,415	$(259,892)	$ 62,211	$ 77,497
Add Back: Goodwill Amortization, Net of Related Tax Benefit	16,198	17,368	5,449	292	-
Adjusted Income (Loss) Before Extraordinary Item	254,833	169,783	(254,443)	62,503	77,497
Extraordinary Item	(13,565)	-	-	-	-
Adjusted Net Income (Loss)	$ 241,268	$ 169,783	$(254,443)	$ 62,503	$ 77,497
Basic Earnings (Loss) Per Share:					
Reported Net Income (Loss)	$ 1.95	$ 1.34	$ (3.24)	$ 0.97	$ 1.66
Goodwill Amortization	0.14	0.15	0.06	-	-
Adjusted Net Income (Loss)	$ 2.09	$ 1.49	$ (3.18)	$ 0.97	$ 1.66
Diluted Earnings (Loss) Per Share:					
Reported Net Income (Loss)	$ 1.86	$ 1.33	$ (3.24)	$ 0.96	$ 1.63
Goodwill Amortization	0.13	0.15	0.07	-	-
Adjusted Net Income (Loss)	$ 1.99	$ 1.48	$ (3.17)	$ 0.96	$ 1.63